                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

                                  Check One:

  [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q  [ ] Form N-SAR

                 For Period Ended:  November 30, 1995

                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR
                 For the transition period ended:

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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION
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         Full Name of Registrant: OAKHURST COMPANY, INC.

         Former Name if Applicable:

         1001 SANTERRE DRIVE
         Address of Principal Executive Office

         DALLAS, TEXAS 75050
         City, State and Zip Code

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PART II - RULES 12B-25(B) AND (C)
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If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate):

[X]      (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)   The subject annual report or semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]     (c)   The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

One of the Company's subsidiaries, Steel City Products, Inc. ("SCPI"), has recently experienced significant changes in its customer base. SCPI lost one of its largest customers to bankruptcy in October, and has recently been informed by another of its largest customers that it has decided to change its source of supply, with such change expected to be phased-in over the next several months. SCPI has not yet identified replacement customers sufficient to offset the lost business. Management is currently determining the impact of the lost business on future levels of revenues, and is evaluating future customer and product opportunities to project whether, and if so when, SCPI may expect a return to historical levels of sales. Management is also undertaking a strategic evaluation of SCPI's operations to determine how they may be restructured to reflect the current level of sales. These efforts are expected to be completed during the fourth quarter of the current fiscal year, enabling management to better anticipate SCPI's future levels of sales and profits, and to be in a position to determine the impact on the valuation allowance related to the SCPI's deferred tax asset.

In addition, the Company's other operating subsidiaries have encountered lower sales and profits in the current fiscal year than had been anticipated by management when the deferred tax asset valuation allowance was last reviewed, and management anticipates that an adjustment to the valuation allowance may be required to reflect these trends. This review is expected to be completed during the fourth quarter of the current fiscal year.

In the meantime, management intends to reflect in the results for the third quarter of the current fiscal year an estimate of the impact of these events on the deferred tax asset valuation allowance. Additional time is required to complete the necessary analysis; at this time management cannot predict the likely adjustment which will be required.

The Company recorded a net deferred tax asset of $5.2 million following its adoption of Financial Accounting Standard No. 109 in fiscal 1994, with a corresponding increase in additional paid-in capital. In the following fiscal year, the Company recorded a net increase of $1.6 million in such asset, with a corresponding increase in additional paid-in capital, to reflect the additional estimated income resulting from the acquisition of two subsidiaries in such year. The balance of the net deferred tax asset at November 30, 1995 prior to any possible adjustment was approximately $6.1 million. Any increase in the valuation allowance would result in a charge to the Company's consolidated results of operations.

The Company expects to file its Form 10-Q within five days following the due date.

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PART IV - OTHER INFORMATION
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         (1)  Name and telephone number of person to contact in regard to this notification:

             Mr. Mark Auerbach         201                622-6377
            ------------------------------------------------------------
                (Name)             (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If the answer is no, identify report(s).
                                                  [ ] Yes              [X]  No

         The Company's Form 8-K, report period August 1, 1994, Amendment 2, that was filed to reflect the acquisition of a subsidiary contained audited statements of income, stockholder's equity and cash flows for the ten month period ended July 31, 1994 and for the twelve month period ended September 31, 1993, and the same such unaudited statements for the twelve month period ended September 30, 1992. However, the new subsidiary met the significant subsidiary test which requires that the three most recent periods be audited, instead of the two presented. Because the Company could not obtain an audit for the latter period, this filing on Form 8-K remains incomplete.


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?
                                                  [X] Yes              [ ]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                             OAKHURST COMPANY, INC.
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  January 15, 1996                 By:           /s/ Mark Auerbach
                                           -------------------------------------
                                           Name:        Mark Auerbach
                                           Title:       Chief Executive Officer
                                                        Chief Financial Officer

                           ATTACHMENT TO FORM 12B-25

PART IV (3):

The Company expects the earning statements in its subject report to reflect the following approximate results, PRIOR TO recording a possible adjustment to the valuation allowance of its deferred tax asset, in accordance with FAS109 (dollar amounts in thousands):

                                                       Three Months            Thirteen Weeks
                                                           Ended                    Ended
                                                     November 30, 1995        November 26, 1994
                                                     -----------------        -----------------
Sales                                                     $11,580                  $11,328
Other income                                                   59                      246
                                                          -------                  -------
  Revenues                                                $11,639                  $11,575
                                                          =======                  =======

Income (loss) from continuing operations                  $  (419)                 $   379
                                                          =======                  =======

Net (loss) income                                         $  (419)                 $   385
                                                          =======                  =======

         Per Share:
           Continuing operations                          $ (0.13)                 $  0.11
           Net income                                     $ (0.13)                 $  0.12
                                                          =======                  =======

The comparative decrease of approximately $800,000 in income from continuing operations is attributable to the following principal factors: (i) Other income in the prior year of $175,000 attributable to a recovery by SCPI of funds placed into escrow as part of its predecessor's bankruptcy proceeding in 1989;
(ii) a reduction in consolidated gross profits of about $460,000 due to lower gross margins achieved by each subsidiary; (iii) higher operating and overhead expenses of about $375,000; offset by a comparative reduction in income taxes of about $285,000.

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

                                                        Nine Months           Thirty-nine Weeks
                                                           Ended                    Ended
                                                     November 30, 1995        November 26, 1994
                                                     -----------------        -----------------
Sales                                                    $38,122                    $31,089
Other income                                                 256                        474
                                                         -------                    -------
  Revenues                                               $38,378                    $31,563
                                                         =======                    =======

Income (loss) from continuing operations:                $(1,084)                   $ 1,076
                                                         =======                    =======

Net (loss) income:                                       $(1,084)                   $ 1,148
                                                         =======                    =======

         Per Share:
           Continuing operations:                        $ (0.33)                   $  0.35
                                                         =======                    =======
           Net income:                                   $ (0.33)                   $  0.37
                                                         =======                    =======


The comparative decrease of approximately $2,160,000 in income from continuing operations is attributable to the following principal factors: (i) Other income in the prior year of $175,000 attributable to a recovery by SCPI of funds placed into escrow as part of its predecessor's bankruptcy proceeding in 1989;
(ii) an increase in consolidated gross profits of about $350,000, which was principally due to the acquisition during the prior year of two businesses which contributed gross profits of about $1 million more this year than last, offset by lower gross margins of about $700,000 achieved this year by existing operations; (iii) higher operating and overhead expenses of about $2.3 million, due principally to the addition of new subsidiaries, and to an increase in the amortization of goodwill of $220,000 related to new acquisitions; (iv) an increase in the provision for doubtful accounts of about $290,000 due to the bankruptcy of several SCPI customers in the current year; (v) an increase in interest expense of about $350,000 due to higher levels of debt, offset by a comparative reduction in income taxes of about $675,000.